July 21, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harbor ETF Trust (the “Registrant”)

Harbor Small Cap Explorer ETF – Registration Statement on Form N-1A

SEC File No. 333-255884

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant respectfully requests withdrawal of Post-Effective Amendment No. 30 to the Registrant’s Registration Statement on Form N-1A (File No. 333-255884) (the “Post-Effective Amendment”), as filed with the Commission on June 6, 2023 (Accession No. 0001193125-23-161684).

This Post-Effective Amendment relates to the Harbor Small Cap Explorer ETF, which the Board of Trustees of Harbor ETF Trust has determined to liquidate and dissolve on or around August 30, 2023.

The Registrant confirms that no securities have been sold in connection with the Post-Effective Amendment, which has not become effective.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at 617-728-7127.

Sincerely,

/s/ Diana R. Podgorny

Diana R. Podgorny

Secretary, Harbor ETF Trust